Exhibit No. 99.1
For immediate release

FAIRMONT HOTELS & RESORTS INC. ANNOUNCES
THIRD QUARTER RELEASE DATE

TORONTO, September 30, 2005 - Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) will release its third quarter 2005 earnings before the market opens on Wednesday, October 26, 2005, to be followed by a conference call at 1:30 p.m. Eastern Time.

Investors are invited to access the call by dialing 416-340-2216 or 1-866-898.9626. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. on October 26, 2005 through to November 2, 2005. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3163467.

A live audio webcast of this conference call will be available via FHR's investor website (www.fairmont.com/investor). An archived recording of the webcast will remain available on the website until the next quarterly earnings conference call.

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Savoy, A Fairmont Hotel. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place.

Contact:              Denise Achonu
                             Executive Director Investor Relations
                             Tel: 1-866-627-0642
                             Email: investor@fairmont.com
                             Website: www.fairmont.com